Exhibit 28(n)

SPDR SERIES TRUST

Multiple Class Plan

Pursuant to Rule 18f-3

I.	INTRODUCTION

This Multiple Class Plan (the “Plan”) has been adopted pursuant to Rule 18f-3(d) of the Investment Company Act of 1940, as amended (the “1940 Act”). This Plan is intended to comply with Rule 18f-3 of the 1940 Act and the exemptive order received by the Trust permitting the Trust to offer multiple classes of its series (the “Order”).1 Any inconsistencies shall be read to comply with Rule 18f-3 and the Order.

The Plan relates to shares of the series of SPDR Series Trust (the “Trust”), a Massachusetts business trust, listed on Schedule A hereto, as amended from time to time (each such series, a “Fund” and such series collectively, the “Funds”). Shares representing interests in each Fund may be issued in two or more separate classes (each, a “Class” and collectively, the “Classes”), each of which represents a pro rata interest in the same portfolio of investments of the Fund.

II.	DISTRIBUTION AND SERVICING ARRANGEMENTS

Each Class of shares is offered for purchase by investors with the fee structure described below.

1.

State Street S&P 500 Index Fund –– Institutional Shares (“Institutional Shares”). Institutional Shares are offered without imposition of a front-end sales load (“FESL”) or contingent deferred sales load (“CDSL”). Institutional Shares are not subject to distribution fees or expenses payable under a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act (a “12b-1 Plan”). Institutional Shares are not subject to any shareholder servicing, sub-transfer agency, recordkeeping or similar fees or expenses. Institutional Shares are offered for sale only to investors meeting the eligibility requirements disclosed in the current Prospectus and Statement of Additional Information (together, the “Prospectus”) for such Institutional Shares.

2.

State Street SPDR Portfolio S&P 500 ETF – ETF Class Shares (“ETF Class Shares”). ETF Class Shares are offered without imposition of a FESL or CDSL. ETF Class Shares are not subject to distribution fees or expenses payable under a 12b-1 Plan. ETF Class Shares are not subject to any shareholder servicing, sub-transfer agency, recordkeeping or similar fees or expenses. ETF Class Shares are offered for sale only to authorized participants that have executed an authorized participant agreement with the Trust’s principal underwriter.[2] Additional requirements for the purchase and sale of ETF Class Shares may be included in the Prospectus and the authorized participant agreement. Investors who are not authorized participants may purchase and sell ETF Class Shares in the secondary market as described in the Prospectus for such ETF Class Shares. A Fund will not issue fractional ETF Class Shares.

[1]	Investment Company Act Release No. 35891 (January 13, 2026).
[2]	An exception to this requirement is available for conversions of Institutional Shares into ETF Class Shares of the same Fund (if available), as described in Section IV.2. of this Plan.

3.

Additional Classes of Shares. The Board of Trustees of the Trust (the “Board”) has the authority to create additional Classes, or change existing Classes, from time to time, in accordance with Rule 18f-3 of the 1940 Act and the Order.

III.	EXPENSE ALLOCATIONS

1.

Class Expenses. A Class may pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, if (i) such expenses are actually incurred in a different amount by that Class, or if the Class receives services of a different kind or to a different degree than other Classes and (ii) the Board has approved such allocation.

2.

Other Allocations. All expenses of a Fund not allocated to a particular Class pursuant to Sections III.1. of this Plan shall be allocated to each Class on the basis of the net assets of the Fund represented by shares of that Class in relation to the net assets of the Fund. Notwithstanding the foregoing, the principal underwriter, adviser, or other provider of services to a Fund may waive or reimburse the expenses of a specific Class or Classes of the Fund to the extent permitted under Rule 18f-3 under the 1940 Act; provided, however, that the Board shall monitor the use of such waivers or expense reimbursements intended to differ by Class.

IV.	EXCHANGE PRIVILEGES, CONVERSION FEATURES AND REDEMPTION FEES

1.

Exchange Privileges. Shareholders of a Fund may, to the extent expressly permitted in the Prospectus, exchange shares of the Institutional Shares of a Fund for shares of one or more classes in another fund. ETF Class Shares do not provide an exchange privilege.

2.

Conversion Features. Institutional Shares and ETF Class Shares do not provide for automatic conversions between classes. To the extent expressly permitted in the Prospectus, a shareholder may convert Institutional Shares into ETF Class Shares of the same Fund, provided that following the conversion, the shareholder will hold ETF Class Shares through an eligible brokerage account. Any such conversion will occur at the respective net asset values of the Institutional Shares and ETF Class Shares next calculated after the Fund’s receipt of the shareholder’s request in good order. The Fund may charge an administrative fee to process conversion transactions.

V.	CONFLICTS OF INTEREST

The Board will monitor the operation of the Plan on an ongoing basis for the existence of any material conflicts among the interests of the holders of the various Classes and will take any action reasonably necessary to eliminate any such conflicts that may develop.

VI.	BOARD REVIEW

1.

Initial Review. This Plan has been approved by a majority of the Trustees of the Trust, including a majority of the Trustees who are not interested persons of any Fund. With respect to each Fund, the Trustees have found that this Plan, including the expense allocation provisions thereof, is in the best interests of each Class individually and the Fund as a whole. The Trustees have made this determination after requesting and reviewing such information as they deemed reasonably necessary to evaluate this Plan, including information required by the Order.

2.

Periodic Review. With respect to each Fund, the Board shall review this Plan no less frequently than annually and a majority of the Trustees of the Trust, including a majority of the Trustees who are not interested persons of any Fund, shall find that the Plan continues to be in the best interests of each Class individually and the Fund as a whole. The Trustees will make this determination after requesting and reviewing such information as they deem reasonably necessary to evaluate the Plan, including information required by the Order.

3.

Amendments. Prior to any material amendment to this Plan with respect to a Fund, the Board, including a majority of the Trustees that are not interested persons of any Fund, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating Class and/or Fund expenses), is in the best interest of each Class individually and the Fund as a whole. In considering whether to approve any proposed amendment to the Plan, the Board shall request and evaluate such information as it considers reasonably necessary to evaluate the proposed amendment to the Plan, including information required by the Order.

SCHEDULE A

Dated as of October 13, 2026

SPDR SERIES TRUST

Multiple Class Plan Pursuant to Rule 18f-3

Fund	Classes
State Street SPDR Portfolio S&P 500 ETF	-State Street S&P 500 Index Fund – Institutional Shares
-State Street SPDR Portfolio S&P 500 ETF – ETF Class Shares

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